October 20, 2006

Via EDGAR

Mr. Larry Spirgel

    Assistant Director

        Mail Stop 3720

            Division of Corporation Finance

                Securities and Exchange Commission

                    100 F Street, N.E.

                        Washington, DC 20549

                            United States of America

Re:	China Telecom Corporation Limited

Annual Report on Form 20-F for the fiscal year ended

December 31, 2005 (File No. 001-31517)

Dear Mr. Spirgel:

This is in response to the Staff’s comment letter dated September 15, 2006 (the “Comment Letter”), relating to the annual report of China Telecom Corporation Limited on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”) (File No. 001-31517) which was filed with the Securities and Exchange Commission (the “Commission”) on June 16, 2006. As indicated in our letter dated October 11, 2006, we were not able to provide responses within 10 business days of the Comment Letter. We are providing full responses to the Comment Letter herewith.

We will respectfully comply with the Staff’s request to file this letter via EDGAR. Our responses have been prepared to reflect facts, data and conditions in our business and operations as of the date of this letter or as of particular past dates as indicated. We are proposing the indicated changes in future filings in the spirit of

Mr. Larry Spirgel

cooperation with the Staff. Any changes implemented in future filings should not be taken as an admission that prior disclosure was in any way deficient. The indicated changes will be updated in our annual report on Form 20-F for the fiscal year ending December 31, 2006 (the “2006 Form 20-F”) to reflect facts, data and conditions as of the respective dates as will be required or otherwise described in our 2006 Form 20-F.

In connection with responding to the Staff’s comments, we wish to acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have included your comments in this response letter in italicized form and keyed our responses accordingly. Unless otherwise indicated, the page number references in our response are to the 2005 Form 20-F. Our responses to the comments are as follows:

Form 20-F For the Year Ended December 31, 2005

A. Selected Financial Data, pages 2 - 4

1.	Please confirm to us that you will include within selected financial data, in future filings, reconciliations of your financial data prepared under IFRS to amounts determined under U.S. GAAP and Regulation S-X, pursuant to Instruction 2 to Item 3A of Form 20-F.

We confirm to the Staff that, to the extent that any amount required to be presented in selected financial data prepared under IFRS is different from amounts determined under U.S. GAAP and Regulation S-X in future filings, we will include within selected financial data such financial data on a basis reconciled to U.S. GAAP, pursuant to Instruction 2 to Item 3A of Form 20-F.

Mr. Larry Spirgel

Note 2. Significant Accounting Policies, page F-13

(k) Impairment

(ii) Impairment of Other Assets

2.	With a view towards disclosure, please explain to us how you group your long-lived assets for the purpose of testing for impairment. Also, please tell us if this policy differs from that your U.S. GAAP policy. Refer to paragraph 10 of SFAS 144. If so, tell us how you have addressed this difference in your reconciliations of net-income and equity under IFRS to U.S. GAAP in Note 36 on page F-45.

We respectfully advise the Staff that our accounting policy for impairment testing with respect to assets that, individually, are not an independent source of cash flows but that are used together with other assets to generate joint cash flows that are largely independent of the cash flows of other groups of assets, is the same under both IFRS and U.S. GAAP as described below. Accordingly, there is no difference in this regard to be addressed in the reconciliation of net income and equity under IFRS to U.S. GAAP set forth in Note 36 on page F-45.

Under IFRS asset impairment testing, we determine the recoverable amount of the cash-generating unit to which the asset belongs with respect to a long-lived asset that does not generate cash flows that are largely independent of those from other assets. For this purpose, a cash-generating unit is determined as the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Under U.S. GAAP asset impairment testing, we group our long-lived asset or assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

In response to the Staff’s comment, we will insert the following disclosure into the related note to the financial statements in the 2006 Form 20-F. “When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).”

Mr. Larry Spirgel

Note 19. Reserves, page F-26

3.	Please expand your disclosures in future filings to clarify the nature of your “Capital reserves” and “Other reserves” and advise us.

We respectfully advise the Staff that the nature of our “Capital Reserves” and “Other Reserves” as follows. The “Capital Reserves” represent the sum of (a) the difference between the carrying amount of our net assets and the par value (or nominal value) of our shares at the time of our formation; and (b) the difference between the consideration paid by us for the acquired entities under the First Acquisition and the Second Acquisition (such terms as defined in Note 1 to the financial statements in the 2005 Form 20-F, and such transactions were accounted for as equity transactions as disclosed in such Note to the financial statements) and the historical carrying amount of net assets of these acquired entities. The “Other Reserves” represent primarily the balance of the net deferred tax assets resulted from the revaluation of land use rights for tax purposes (and not for financial reporting purposes) as disclosed in Note 12 to the financial statements in the 2005 Form 20-F.

In response to the Staff’s comment, we will expand our disclosure in the related note to the financial statements in the 2006 Form 20-F to clarify the nature of the “Capital Reserves” and “Other Reserves” as follows.

“The capital reserves represent the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; and (b) the difference between the consideration paid by the Company for the acquired entities under the First Acquisition and the Second Acquisition, which were accounted for as equity transactions as disclosed in Note 1 to the financial statements, and the historical carrying amount of net assets of these acquired entities.” “The other reserves represent primarily the balance of the deferred tax assets resulted from the revaluation of land use rights for tax purposes (and not for financial reporting purposes) as disclosed in Note 12 to the financial statements.”

4.	It is unclear why you do not report the funds held in your reserves as restricted cash on the face of your balance sheet. Please revise, if necessary, and advise us.

We respectfully advise the Staff that the balance in the surplus reserves and statutory common welfare fund is due to amounts being appropriated from retained earnings as required by our Articles of Association. Such requirement is disclosed in Note 19 to the financial statements in the 2005 Form 20-F. Under

Mr. Larry Spirgel

PRC law and our Articles of Association, the appropriation only restricts the amount of dividends payable to our shareholders but does not require us to place a corresponding amount in a restricted cash account and it does not restrict the amount of cash we can use. As disclosed in Note 2(d) to the financial statements, as of the end of each balance sheet dates, none of our cash and cash equivalents is restricted with respect to their use.

Note 36. Significant Differences Between IFRS and US GAAP

5.	We note in Note 2(s), on page F-15, that “where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.” It appears that this policy should create a difference with your U.S. GAAP based financial information. Please explain to us your U.S. GAAP policy for recording contingent liabilities, including references to the supporting U.S. GAAP literature, and tell us how you have addressed in your GAAP reconciliations any differences in accounting policies.

Under U.S. GAAP, pursuant to the provisions of SFAS 5, we recognize an accrual of estimated loss from a loss contingency if both of the following conditions are met: (a) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (b) the amount of loss can be reasonably estimated.

For the periods presented in our financial statements, our accounting for liabilities was the same under both IFRS and U.S. GAAP, since none of the recorded liabilities required the use of discounting.

*    *    *    *     *

If you have any questions or comments concerning the forgoing, please do not hesitate to contact my assistant Mr. MA Xiang by phone at (+8610) 5850-1509 or by e-mail at maxiang@chinatelecom.com.cn with any questions you may have.

Very truly yours,

/s/ WU Andi
WU Andi
Chief Financial Officer

cc:	Robert S. Littlepage, Jr.

Mr. Larry Spirgel

Andrew Mew

(Securities and Exchange Commission)

LIANG Jian

MA Xiang

YAO Yu

(China Telecom Corporation Limited)

Chun Wei

Calvin C. Lai

Yingmao Tang

Annie Yan

(Sullivan & Cromwell LLP)